Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2016

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FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Six months
	ended June 30		ended June 30
	2016	2015	2016	2015

Revenues	$385,104	$326,251	$692,690	$598,440

Cost of revenues	266,434	224,142	488,940	421,449
Selling, general and administrative expenses	79,060	70,262	152,394	136,492
Depreciation	5,661	4,744	10,683	9,192
Amortization of intangible assets	2,833	2,391	5,225	4,941
Acquisition-related items	322	36	393	283
Spin-off transaction costs	-	740	-	740
Operating earnings	30,794	23,936	35,055	25,343

Interest expense, net	2,486	2,723	4,455	4,591
Other income, net	(26)	(83)	(101)	119
Earnings before income tax	28,334	21,296	30,701	20,633
Income tax (note 5)	10,262	9,488	11,112	9,259
Net earnings	18,072	11,808	19,589	11,374

Non-controlling interest share of earnings (note 8)	1,508	1,294	2,316	2,413
Non-controlling interest redemption increment (note 8)	3,857	3,137	6,223	4,895
Net earnings attributable to Company	$12,707	$7,377	$11,050	$4,066

Net earnings per common share (note 9)
Basic	$0.35	$0.21	$0.31	$0.11
Diluted	0.35	$0.20	$0.30	$0.11

The accompanying notes are an integral part of these financial statements.

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FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Six months
	ended June 30		ended June 30
	2016	2015	2016	2015

Net earnings	$18,072	$11,808	$19,589	$11,374

Foreign currency translation gain (loss)	133	(3,898)	1,462	(769)

Comprehensive earnings	18,205	7,910	21,051	10,605

Less: Comprehensive earnings attributable to non-controlling
interests	5,365	4,431	8,539	7,308

Comprehensive earnings attributable to Company	$12,840	$3,479	$12,512	$3,297

The accompanying notes are an integral part of these financial statements.

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FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	June 30, 2016	December 31, 2015
Assets
Current Assets
Cash and cash equivalents	$36,285	$45,560
Restricted cash	10,395	3,769
Accounts receivable, net of allowance of $7,578 (December 31, 2015 -
$7,182)	155,608	114,521
Income tax recoverable	7,657	9,628
Inventories	26,089	16,155
Prepaid expenses and other current assets	24,417	21,749
Deferred income tax	18,937	18,840
	279,388	230,222

Other receivables	3,909	3,833
Other assets	1,424	2,176
Fixed assets	68,825	57,575
Deferred income tax	7,142	6,553
Intangible assets	116,090	79,478
Goodwill	261,051	220,646
	458,441	370,261
	$737,829	$600,483

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$30,004	$24,143
Accrued liabilities	101,973	77,900
Income taxes payable	1,649	1,553
Unearned revenues	31,264	18,474
Long-term debt - current (note 6)	1,178	4,041
Contingent acquisition consideration - current (note 7)	3,311	2,206
Deferred income tax	1,794	1,782
	171,173	130,099

Long-term debt - non-current (note 6)	259,485	197,158
Contingent acquisition consideration (note 7)	861	1,110
Other liabilities	14,582	13,560
Deferred income tax	29,841	13,971
	304,769	225,799
Redeemable non-controlling interests (note 8)	88,783	77,559

Shareholders' equity	173,104	167,026
	$737,829	$600,483

The accompanying notes are an integral part of these financial statements.

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FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed		comprehensive
	shares	Amount	surplus	Deficit	earnings	Total

Balance, December 31, 2015	35,939,011	$136,071	$43,980	$(10,152)	$(2,873)	$167,026

Net earnings	-	-	-	11,050	-	11,050
Other comprehensive earnings	-	-	-	-	1,462	1,462
Subsidiaries’ equity transactions	-	-	(948)	-	-	(948)

Subordinate Voting Shares:
Stock option expense	-	-	1,605	-	-	1,605
Stock options exercised	80,000	1,453	(358)	-	-	1,095
Tax benefit on options exercised	-	-	1,082	-	-	1,082
Dividends	-	-	-	(7,919)	-	(7,919)
Purchased for cancellation	(30,000)	(118)	-	(1,231)	-	(1,349)
Balance, June 30, 2016	35,989,011	$137,406	$45,361	$(8,252)	$(1,411)	$173,104

The accompanying notes are an integral part of these financial statements.

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FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015
Cash provided by (used in)

Operating activities
Net earnings	$18,072	11,808	$19,589	$11,374

Items not affecting cash:
Depreciation and amortization	8,493	7,135	15,907	14,133
Deferred income tax	(558)	(657)	(1,094)	223
Other	630	(486)	536	180

Changes in non-cash working capital:
Accounts receivable	(17,462)	(9,076)	(20,851)	619
Inventories	(2,343)	102	(1,323)	(1,536)
Prepaid expenses and other current assets	(1,288)	10	(2,390)	1,639
Payables and accruals	22,993	3,504	19,566	342
Unearned revenues	9,555	10,664	12,758	14,060
Other liabilities	364	204	(2,404)	844
Net cash provided by operating activities	38,456	23,208	40,294	41,878

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(72,043)	(4,298)	(77,081)	(8,500)
Purchases of fixed assets	(7,078)	(6,821)	(13,978)	(10,407)
Other investing activities	(2,867)	(2,414)	(7,448)	(1,473)
Net cash used in investing activities	(81,988)	(13,533)	(98,507)	(20,380)

Financing activities
Net increase (repayment) of long-term debt prior to spin-off	-	(228,570)	-	(220,953)
Debt allocated under spin-out	-	208,690	-	208,690
Repayment of long-term debt after spin-out	-	(5,000)	-	(5,000)
Net contributions (distributions) from/to Old FSV	-	31,906	-	1,995
Increase in long-term debt	69,298	-	87,374	-
Repayment of long-term debt	(20,000)	-	(28,000)	-
Sale (purchases) of non-controlling interests, net	13	(9,750)	259	(17,386)
Contingent acquisition consideration	(100)	(195)	(1,335)	(1,813)
Proceeds received on exercise of options	306	43	1,095	43
Incremental tax benefit on stock options exercised	193	1	1,082	1
Financing fees paid	-	(1,086)	-	(1,086)
Dividends paid to common shareholders	(3,960)	-	(7,421)	-
Distributions paid to non-controlling interests	(1,832)	(737)	(3,064)	(2,287)
Repurchases of Subordinate Voting Shares	(1,349)	-	(1,349)	-
Net cash provided by (used in) financing activities	42,569	(4,698)	48,641	(37,796)

Effect of exchange rate changes on cash	173	1,719	297	1,346

Increase (decrease) in cash and cash equivalents	(790)	6,696	(9,275)	(14,952)

Cash and cash equivalents, beginning of period	37,075	45,142	45,560	66,790

Cash and cash equivalents, end of period	$36,285	51,838	$36,285	$51,838

The accompanying notes are an integral part of these financial statements.

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FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

(Unaudited)

(in thousands of US dollars, except per share amounts)

1. DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel, and landscaping; proprietary banking and insurance products; and energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, California Closets, Certa Pro Painters, Pillar to Post Home Inspectors, Floor Coverings International, College Pro Painters, Century Fire Protection, and Service America.

2. SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at June 30, 2016 and the results of operations and its cash flows for the three and six month periods ended June 30, 2016 and 2015. All such adjustments are of a normal recurring nature. The results of operations for the three and six month periods ended June 30, 2016 are not necessarily indicative of the results to be expected for the year ending December 31, 2016.

3. RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. While this change conforms to US GAAP and reduces complexity in financial reporting, it may have a significant impact on working capital and the related ratios. The change will be effective on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position.

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In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time it must be adopted using a modified retrospective transition. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This change in guidance removes the requirement to delay recognition of a windfall tax payment until it reduces taxes payable and instead records the benefit when it arises. The ASU also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The guidance will be effective on January 1, 2017 with either prospective or retrospective transition permitted. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

4. ACQUISITIONS – During the six months ended June 30, 2016, the Company completed seven acquisitions, four in the FirstService Residential segment and three in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired controlling interests in regional firms operating in California, South Carolina, Maryland, and Massachusetts. In the FirstService Brands segment, the Company acquired two California Closets franchises operating in California and Washington DC, both of which will be operated as company-owned locations. In the FirstService Brands segment, the Company also acquired Century Fire Protection, a full-service fire protection firm headquartered in Atlanta, Georgia. The acquisition date fair value of consideration transferred for these transactions were as follows: cash of $77,081 (net of cash acquired of $160), notes payable of $3,434, and contingent consideration of $2,218 (2015 - cash of $8,500 and contingent consideration of $3,426). The purchase price allocations are not yet complete, pending final determination of the fair value of assets acquired. These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level; and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2016 was $4,172 (see note 7). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $3,818 to a maximum of $4,492. The contingencies will expire during the period extending to September 2017. During the six months ended June 30, 2016, $1,335 was paid with reference to such contingent consideration (2015 - $1,813).

5. INCOME TAX – The provision for income tax for the six months ended June 30, 2016 reflected an effective tax rate of 36% (2015 - 45%) relative to the statutory rate of approximately 27% (2015 - 27%). The difference between the effective rate and the statutory rate relates to the differential between tax rates in Canada and the US. The prior year tax rate was impacted by discrete charges attributable to the spin-off.

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6. LONG-TERM DEBT – The Company has $150,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

The Company has a credit agreement with a syndicate of banks to provide a committed multi-currency credit facility (the “Facility”) of $200,000. The Facility matures on June 1, 2020 and bears interest at 0.25% to 2.50% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $50,000, on the same terms and conditions as the original Facility. The Facility is available to fund working capital requirements and other general corporate purposes.

The Facility and the Company’s Senior Notes rank equally in terms of seniority. The Company has granted the lenders and Noteholders various collateral including an interest in all of the assets of the Company. The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

7. FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2016:

		Fair value measurements at June 30, 2016

	Carrying value at
	June 30, 2016	Level 1	Level 2	Level 3

Contingent consideration liability	$4,172	$-	$-	$4,172

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $51.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2016

Balance, January 1	$3,316
Amounts recognized on acquisitions	2,218
Fair value adjustments	(145)
Resolved and settled in cash	(1,335)
Other	118
Balance, June 30	$4,172

Less: Current portion	3,311
Non-current portion	$861

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The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 1.5% to 2.0%).

	June 30, 2016		December 31, 2015
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$3,909	$3,909	$3,833	$3,833
Long-term debt	260,663	280,075	201,199	216,788

8. REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount; or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2016

Balance, January 1	$77,559
RNCI share of earnings	2,316
RNCI redemption increment	6,223
Distributions paid to RNCI	(3,064)
Sale of interests to RNCI, net	259
RNCI recognized on business acquisitions	5,480
Other	10
Balance, June 30	$88,783

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of trailing two-year average earnings before extraordinary items, income taxes, interest, depreciation, and amortization, less debt. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in the Company’s Subordinate Voting Shares. The redemption amount as of June 30, 2016 was $87,229. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at June 30, 2016, approximately 1,900,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

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9. NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
(in thousands)	June 30		June 30
	2016	2015	2016	2015

Basic shares	36,000	35,971	35,984	35,971
Assumed exercise of Company stock options	423	630	396	648
Diluted shares	36,423	36,601	36,380	36,619

10. STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015 upon completion of the spin-off. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. Grants under the Company’s stock option plan are equity-classified awards. As at June 30, 2016, there were 1,098,750 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were no stock options granted during the three months ended June 30, 2016 (2015-nil). Stock option activity for the six months ended June 30, 2016 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,211,250	$18.51
Granted	323,500	35.96
Exercised	(80,000)	13.41
Shares issuable under options -
End of period	1,454,750	$22.67	2.96	$33,688
Options exercisable - End of period	538,600	$17.15	2.01	$15,447

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2016 was $1,605 (2015 - $1,134). As of June 30, 2016, there was $3,801 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the six month period ended June 30, 2016, the fair value of options vested was $7,374 (2015 - $3,121).

11. CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

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Pursuant to a restated management services agreement with the Company effective as of the 1st day of June, 2015, the Company agreed that it will make payments to a company (“FC Co”) indirectly owned by its Founder and Chairman that are contingent upon an arm’s length sale of control of the Company or upon a distribution of the Company’s assets to its shareholders. The payment amounts will be determined with reference to the consideration per Subordinate Voting Share received or deemed received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred to person(s) who are not at arm’s length to FC Co. The agreement provides for FC Co to receive the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale or distribution; and (ii) the per share consideration received or deemed received by holders of Subordinate Voting Shares minus a base price of C$2.351. The second payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale or distribution; and (ii) the per share consideration received or deemed received by holders of Subordinate Voting Shares minus a base price of C$4.578. Assuming an arm’s length sale of control of the Company took place on June 30, 2016, the aggregate amount required to be paid to FC Co, based on a market price of C$59.09 (being the closing price per Subordinate Voting Share on the Toronto Stock Exchange on June 30, 2016), would be $161,253.

12. SEGMENTED INFORMATION – The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2016
Revenues	$288,658	$96,446	$-	$385,104
Depreciation and amortization	5,300	3,174	20	8,494
Operating earnings	21,380	13,056	(3,642)	30,794

2015
Revenues	$262,794	$63,457	$-	$326,251
Depreciation and amortization	5,832	1,280	23	7,135
Operating earnings	15,122	11,844	(3,030)	23,936

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2016
Revenues	$538,464	$154,226	$-	$692,690
Depreciation and amortization	10,578	5,276	54	15,908
Operating earnings	27,737	14,447	(7,129)	35,055

2015
Revenues	$488,596	$109,844	$-	$598,440
Depreciation and amortization	11,010	3,076	47	14,133
Operating earnings	19,099	11,373	(5,129)	25,343

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GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended June 30

2016
Revenues	$361,053	$24,051	$385,104
Total long-lived assets	404,943	41,023	445,966

2015
Revenues	$303,471	$22,780	$326,251
Total long-lived assets	319,717	40,568	360,285

	United States	Canada	Consolidated

Six months ended June 30

2016
Revenues	$649,585	$43,105	$692,690

2015
Revenues	$557,425	$41,015	$598,440

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE six MONTH PERIOD ENDED June 30, 2016

(in US dollars)

August 3, 2016

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and six month periods ended June 30, 2016 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2015. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six month periods ended June 30, 2016 and up to and including August 3, 2016.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Consolidated review

Each of our two service lines reported strong revenue growth for the second quarter ended June 30, 2016, due to a combination of organic growth and recent acquisitions. Consolidated revenue growth was 18% relative to the same quarter in the prior year, resulting in gains in adjusted EBITDA, operating earnings, and adjusted earnings per share.

During the first two quarters of 2016, we acquired controlling interests in seven businesses, including four in our FirstService Residential segment and three in our FirstService Brands segment. The total initial cash consideration for these acquisitions was $77.1 million. During the past year, we also completed several other acquisitions in our two divisions, which provided additional revenue growth for the second quarter of 2016. These acquisitions increase the geographic footprint and our service offering at FirstService Residential and are part of the execution of our company-owned strategy at FirstService Brands to acquire California Closets and Paul Davis Restoration franchises in selected key markets. In addition, we acquired Century Fire Protection, a full-service fire protection firm headquartered in Atlanta.

Results of operations - three months ended June 30, 2016

Revenues for our second quarter were $385.1 million, 18% higher than the comparable prior year quarter on a reporting and local currency basis. On an organic basis, revenues were up 7% with the balance coming from recent acquisitions.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the second quarter was $40.2 million versus $32.3 million reported in the prior year quarter. Our Adjusted EBITDA margin was 10.5% of revenues versus 9.9% of revenues in the prior year quarter, reflecting continued operating efficiencies in our FirstService Residential segment. Operating earnings for the second quarter were $30.8 million, up from $23.9 million in the prior year period. The operating earnings margin was 8.0% versus 7.3% in the prior year quarter.

Depreciation and amortization expense totalled $8.5 million for the quarter relative to $7.1 million for the prior year quarter, with the increase related primarily to amortization of intangible assets recognized in connection with recent business acquisitions.

Net interest expense was $2.5 million, versus $2.7 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 4.1%, down from 4.6% in the prior year quarter. The prior year quarter had allocated interest related to the pre-spin-off period.

The consolidated income tax rate for the quarter was 36%, relative to 45% of earnings before income tax in the prior year quarter. The prior year tax rate was impacted by a discrete charge related to the spin-off which impacted the tax rate by approximately 8%.

Net earnings for the quarter were $18.1 million, versus $11.8 million in the prior year quarter. The increase was primarily attributable to growth in operating earnings in the FirstService Residential segment.

The non-controlling interest (“NCI”) share of earnings was $1.5 million for the second quarter, relative to $1.3 million in the prior period. The NCI redemption increment for the second quarter was $3.9 million, versus $3.1 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $288.7 million for the second quarter, up 10% (in both reported and local currencies) versus the prior year quarter. Excluding the impact of recently completed acquisitions, revenues were up 7%. Adjusted EBITDA was $26.4 million, versus $20.5 million in the prior year quarter. Second quarter performance was driven by growth in most of our markets, and further margin expansion from ongoing operational improvements. Operating earnings for the second quarter were $21.4 million, up 41%.

Second quarter revenues at our FirstService Brands segment were $96.4 million, up 52% (or 53% on a local currency basis) relative to the prior year period. Organic revenue growth was 8% and the balance from recent acquisitions, including Century Fire Protection. Adjusted EBITDA for the quarter was $16.7 million, up from $13.7 million in the prior year period. The second quarter included strong performance from CertaPro Painters, California Closets and Pillar to Post Home Inspectors, which continue to benefit from the home improvement environment, as well as margin improvement at our California Closets company-owned operations. The overall margin for the division declined versus the prior year period due to a significant increase in recently acquired company-owned operations, including Century Fire. Operating earnings for the second quarter were $13.1 million, versus $11.8 million in the prior year quarter.

Corporate costs, as presented in Adjusted EBITDA, were $2.9 million for the quarter, relative to $1.9 million in the prior year period, and reflect an increase in accrued incentive compensation based on year-to-date results. The prior year period was based on pre-spin-off cost allocations. On a GAAP basis, corporate costs for the quarter were $3.6 million, relative to $3.0 million in the prior period.

Results of operations - six months ended June 30, 2016

Revenues for the six months ended June 30, 2016 were $692.7 million, 16% higher than the comparable prior year (in both reported and local currencies). Revenues on an organic basis were up 8% with the balance of growth coming from acquisitions.

Year-to-date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $53.0 million versus $41.6 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 7.6% of revenues versus 7.0% of revenues in the prior year period, primarily due to improved profitability in the FirstService Residential segment. Operating earnings for the period were $35.1 million, up from $25.3 million in the prior year period, with the difference attributable to FirstService Residential profitability in 2016. Our operating earnings margin was 5.1% versus 4.2% in the prior year period.

We recorded depreciation and amortization expense of $15.9 million for the six month period relative to $14.1 million for the prior year period, with the increase primarily related to amortization of intangible assets from recent business acquisitions.

Net interest expense for the six month period was $4.5 million, down from $4.6 million recorded in the prior year period. The average interest rate on debt during the period was 4.0%, versus 3.9% in the prior year period. Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at the end of the quarter was $224.4 million versus $170.3 million a year ago.

Our consolidated income tax rate for the six month period was 36%, relative to 45% of earnings before income tax in the prior year-to-date period. The prior year tax rate was affected by a discrete tax charge related to the spin-off impacting the rate by approximately 8%.

Net earnings for the six month period were $19.6 million, versus $11.4 million in the prior year period. The increase was primarily attributable to current year growth in operating results from FirstService Residential.

Our FirstService Residential segment reported revenues of $538.5 million for the six month period, up 10% (or 11% on a local currency basis) over the prior year period. Organic revenue growth was 7% and resulted from strong and diversified growth balanced across most regions. Tuck-under acquisitions accounted for the balance of revenue growth. Adjusted EBITDA was $38.1 million relative to $29.8 million in the prior year period. Year-to-date margins reflect the further realization of operating efficiencies. Operating earnings were $27.7 million for the six month period relative to $19.1 million in the prior year period.

Year-to-date revenues at FirstService Brands were $154.2 million, an increase of 40% (or 41% on a local currency basis) relative to the prior year period. Organic growth was 10%, while acquisitions contributed the remaining balance. Organic revenue growth resulted primarily from higher system-wide sales at several of our franchise brands as well as strong revenues at our California Closets company-owned operations. Adjusted EBITDA for the period was $19.9 million, versus $15.0 million for the prior year period. The year-to-date margin was impacted by the increased revenue mix from our company-owned operations, including the recent Century Fire acquisition, partially offset by operating leverage due to strong growth at our franchised operations. Operating earnings were $14.4 million, up 27%.

Corporate costs, as presented in Adjusted EBITDA, for the six month period were $5.1 million, relative to $3.2 million in the prior year period, and reflect an increase in accrued incentive compensation based on year-to-date results. The prior year period was based on pre-spin-off cost allocations. On a GAAP basis, corporate costs were $7.1 million versus $5.1 million in the prior year period.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the ten most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2016
Revenues	$307,586	$385,104
Operating earnings (loss)	4,261	30,794
Net earnings (loss) per share
Basic	(0.05)	0.35
Diluted	(0.05)	0.35

YEAR ENDED DECEMBER 31, 2015
Revenues	$272,189	$326,251	$349,525	$316,112
Operating earnings (loss)	1,407	23,936	31,417	13,987
Net earnings (loss) per share
Basic	(0.09)	0.21	0.39	0.09
Diluted	(0.09)	0.20	0.39	0.09

YEAR ENDED DECEMBER 31, 2014
Revenues	$245,594	$292,205	$312,029	$282,174
Operating earnings	1,627	19,118	20,004	4,872
Net earnings per share
Basic	(0.06)	0.28	0.24	(0.10)
Diluted	(0.06)	0.28	0.24	(0.10)

OTHER DATA
Adjusted EBITDA - 2016	$12,716	$40,245
Adjusted EBITDA - 2015	9,321	32,312	$39,077	$22,328
Adjusted EBITDA - 2014	7,934	25,362	28,310	13,391
Adjusted EPS - 2016	0.08	0.52
Adjusted EPS - 2015	0.02	0.40	0.50	0.28
Adjusted EPS - 2014	0.02	0.29	0.39	0.13

Seasonality and quarterly fluctuations

Certain segments of the operations of FirstService are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the combined service mix.

The FirstService Residential segment generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned.

The FirstService Brands segment includes outdoor painting and other franchised operations, which generate the majority of their revenues during the second and third quarters.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2016	2015	2016	2015

Net earnings	$18,072	$11,808	$19,589	$11,374
Income tax	10,262	9,488	11,112	9,259
Other income, net	(26)	(83)	(101)	119
Interest expense, net	2,486	2,723	4,455	4,591
Operating earnings	30,794	23,936	35,055	25,343
Depreciation and amortization	8,494	7,135	15,908	14,133
Acquisition-related items	322	36	393	283
Stock-based compensation expense	635	465	1,605	1,134
Spin-off transaction costs	-	740	-	740
Adjusted EBITDA	$40,245	$32,312	$52,961	$41,633

Adjusted earnings per share is defined as diluted net earnings (loss) per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings (loss) per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2016	2015	2016	2015

Net earnings	$18,072	$11,808	$19,589	$11,374
Non-controlling interest share of earnings	(1,508)	(1,294)	(2,316)	(2,413)
Acquisition-related items	322	36	393	283
Amortization of intangible assets	2,833	2,391	5,225	4,941
Stock-based compensation expense	635	465	1,605	1,134
Spin-off transaction costs	-	740	-	740
Spin-off tax charge	-	1,646	-	1,646
Income tax on adjustments	(1,355)	(1,266)	(2,651)	(2,520)
Non-controlling interest on adjustments	(62)	(45)	(95)	(90)
Adjusted net earnings	$18,937	$14,481	$21,750	$15,095

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2016	2015	2016	2015

Diluted net earnings per share	$0.35	$0.20	$0.30	$0.11
Non-controlling interest redemption increment	0.10	0.08	0.17	0.13
Acquisition-related items	0.01	-	0.01	0.01
Amortization of intangible assets, net of tax	0.05	0.04	0.09	0.07
Stock-based compensation expense, net of tax	0.01	0.01	0.03	0.02
Spin-off transaction costs, net of tax	-	0.02	-	0.02
Spin-off tax charge	-	0.05	-	0.05
Adjusted earnings per share	$0.52	$0.40	$0.60	$0.41

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the six month period ended June 30, 2016 was $40.3 million, versus $41.9 million in the prior year period. The decrease in operating cash flow was attributable to changes in non-cash working capital, primarily as a result of recent acquisitions. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2016, capital expenditures were $14.0 million. Significant purchases include service vehicles in both operating segments as well as information technology system investments in the FirstService Brands segment.

In July 2016, we paid a quarterly dividend of $0.11 per share on the Subordinate Voting Shares and Multiple Voting Shares in respect of the quarter ended June 30, 2016.

Net indebtedness as at June 30, 2016 was $224.4 million, versus $155.6 million at December 31, 2015. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our financing agreements as at June 30, 2016 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $87.0 million of available un-drawn credit as of June 30, 2016.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $4.2 million as at June 30, 2016 ($3.3 million as at December 31, 2015) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to September 2017. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of June 30, 2016 will ultimately be paid.

The following table summarizes our contractual obligations as at June 30, 2016:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$259,667	$743	$858	$107,276	$150,790
Interest on long-term debt	49,267	8,268	16,666	16,566	7,767
Capital lease obligations	996	435	524	37	-
Contingent acquisition consideration	4,172	3,311	861	-	-
Operating leases	79,008	19,897	29,171	19,694	10,246

Total contractual obligations	$393,110	$32,654	$48,080	$143,573	$168,803

At June 30, 2016, we had commercial commitments totaling $6.6 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes at a weighted average interest rate of 3.8%.

Redeemable non-controlling interests

In most operations where managers or employees are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including: (i) the inability to “put” more than one-third to one-half of their holdings in any twelve-month period; and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	June 30	December 31
(in thousands of US$)	2016	2015

FirstService Residential	$59,478	$53,548
FirstService Brands	27,751	22,784
	$87,229	$76,332

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above); and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at June 30, 2016, the RNCI recorded on the balance sheet was $88.8 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of FirstService. If all RNCI were redeemed with cash on hand and borrowings under our Facility, the pro forma estimated accretion to diluted net earnings per share for the six months ended June 30, 2016 would be $0.21 and the accretion to adjusted EPS would be $0.03.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in note 11 to the June 30, 2016 interim consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2015.

Impact of recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. We are currently assessing the impact of this ASU on our financial position and results of operations.

In November 2015, FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. While this change conforms to US GAAP and reduces complexity in financial reporting, it may have a significant impact on working capital and the related ratios. The change will be effective on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time it must be adopted using a modified retrospective transition. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This change in guidance removes the requirement to delay recognition of a windfall tax payment until it reduces taxes payable and instead records the benefit when it arises. The ASU also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The guidance will be effective on January 1, 2017 with either prospective or retrospective transition permitted. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have no such financial instruments in place.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the six months ended June 30, 2016 was $0.3 million (2015 - $0.3 million).

As at June 30, 2016, the Company had $2.3 million of loans receivable from minority shareholders (December 31, 2015 - $2.3 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

In conjunction with the spin-off transaction on June 1, 2015, the Company entered into transition services agreement with Colliers which sets out the terms under which certain administrative services, rent and other expenses will be allocated. During the six month period ended June 30, 2016, the Company paid $0.2 million in rent to Colliers (2015 - $0.1 million).

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 34,663,317 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof, 1,454,750 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and six month periods ended June 30, 2016 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.